Exhibit 21.0
LEGACY BANCORP, INC.
LIST OF ALL SUBSIDIARIES OF THE REGISTRANT

Name	State of incorporation

Subsidiaries of Legacy Bancorp, Inc.:

LB Funding Corporation	Massachusetts
Legacy Banks	Massachusetts

Subsidiaries of Legacy Banks:

Legacy Insurance Service of the Berkshires	Delaware
Legacy Securities Corporation	Massachusetts
CSB Service Corporation	Massachusetts